SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

ATA Ventures

2516 Goodwater Ave.

Redding, California 96002

(650) 594-0189

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

August 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846517100	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Ventures II, L.P. (“ATA II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

CUSIP NO. 846517100	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Affiliates Fund II, L.P. (“ATA Affiliates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,718*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,718*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.1%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Investment Fund II, L.P. (“ATA Investment II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.0%**
14	TYPE OF REPORTING PERSON	PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

CUSIP NO. 846517100	13D	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ATA Management II, LLC (“General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,718*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,718*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.1%**
14	TYPE OF REPORTING PERSON	OO

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.

**	Calculated based upon an aggregate of 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 1, 2019 and filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 2, 2019.

CUSIP NO. 846517100	13D	Page 6 of 9

Statement on Schedule 13D

This Amendment No. 1 amends the Statement on Schedule 13D previously filed by ATA Ventures II, L.P., a Delaware limited partnership (“ATA II”), ATA Affiliates Fund II, L.P., a Delaware limited partnership (“ATA Affiliates II”), ATA Investment Fund II, L.P. (“ATA Investment II”), a Delaware limited partnership, ATA Management II, LLC, a Delaware limited liability company (“ATA II GP”). The foregoing entities are collectively referred to as the “Reporting Persons.” This Amendment No. 1 is filed to primarily reflect the distribution of American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares of the Issuer (“Ordinary Shares”) and the change aggregate ownership of the Reporting Persons. Only those items to which there has been a change are included in this Amendment No. 1. This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

On August 9, 2019, ATA II and ATA Investment II disposed of Ordinary Shares of the Issuer in a distribution to their respective partners. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares of the Issuer held by the Reporting Persons in the open market or in privately negotiated transactions, or may distribute the Ordinary Shares held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Ordinary Shares; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       See Rows 11 and 13 for each Reporting Person.

(b)       See Rows 7, 8, 9, and 10 for each Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Reference to Agreement of Joint Filing

CUSIP NO. 846517100	13D	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2019

Entities:
ATA Ventures II, L.P., by its General Partner ATA Management II, LLC
ATA Affiliates Fund II, L.P., by its General Partner ATA Management II, LLC
ATA Investment Fund II, L.P., by its General Partner ATA Management II, LLC

		By:	/s/ Hatch Graham
Hatch Graham, Managing Director

CUSIP NO. 846517100	13D	Page 8 of 9

EXHIBIT INDEX

Exhibit	Description

A	Reference to Agreement of Joint Filing

CUSIP NO. 846517100	13D	Page 9 of 9

exhibit A

Reference to Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of Spark Networks SE shall be filed on behalf of all of the Reporting Persons. A copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.